Exhibit 1.01
Conflict Minerals Report
Macy's, Inc. has included this Conflict Minerals Report as an exhibit to its Form SD for calendar year 2016 as provided for in Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the "Conflict Minerals Rule"). The date of filing of this Conflict Minerals Report is May 26, 2017.
Unless the context indicates otherwise, the terms "Company," "we," "its," "us" and "our" refer to Macy's, Inc. and its consolidated subsidiaries. As used herein and in the Conflict Minerals Rule, "Conflict Minerals" or “3TG” are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin of the minerals or derivative metals.
Forward-Looking Statements
This document contains forward-looking statements within the meaning of the federal securities laws. Any statements that do not relate to historical or current facts or matters are forward-looking statements. You can identify some of the forward-looking statements by the use of forward-looking words, such as “intend" and the like, or the use of future tense. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions. Examples of forward-looking statements include, but are not limited to, statements concerning the additional steps that we intend to take to mitigate the risk that our necessary 3TG benefit armed groups.
Forward-looking statements are subject to risks and uncertainties that could cause actual actions or performance to differ materially from those expressed in the forward-looking statements. These risks and uncertainties include, but are not limited to, (1) the continued implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers on a timely basis or at all, (2) whether smelters and refiners and other market participants responsibly source 3TG and (3) political and regulatory developments, whether in the Democratic Republic of the Congo ("DRC") or an adjoining country (collectively, the “Covered Countries”), the United States or elsewhere. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of filing of this document. We do not intend, and undertake no obligation, to publish revised forward-looking statements to reflect events or circumstances after the date of filing of this document or to reflect the occurrence of unanticipated events.
Overview; Applicability of the Conflict Minerals Rule to Our Company
We are an omnichannel retail organization operating stores, websites and mobile applications under three brands (Macy's, Bloomingdale's and Bluemercury) that sell a wide range of merchandise, including apparel and accessories (men's, women's and children's), cosmetics, home furnishings and other consumer goods. As of March 29, 2017, we operated approximately 829 stores in 45 states, the District of Columbia, Guam and Puerto Rico under the names of Macy's, Bloomingdale's, Bloomingdale’s Outlet, Macy’s Backstage, Bluemercury, as well as the macys.com, bloomingdales.com and bluemercury.com websites. In 2016, we purchased merchandise from approximately 4,600 suppliers. We do not manufacture any products. Many of the products that we sell are third party branded products that are available from many retailers, including our company, and are therefore not “in-scope” for purposes of our compliance with the Conflict Minerals Rule. In addition, we believe that most of our products do not contain any 3TG and, for those that do, 3TG content usually constitutes a small portion of the materials content of the products.
A portion of our products are private brand products, primarily consisting of apparel, accessories and home products. We have determined that we are subject to the Conflict Minerals Rule because of the degree of influence that we exercise over the materials, parts, ingredients or components of some of our private brand products that contain 3TG. Our in-scope products included gold and tin, but each in-scope product does not necessarily contain both gold and tin. Our in-scope products did not include tantalum or tungsten. With respect to 2016, we sourced our private brand products and components that potentially contained 3TG from approximately 625 suppliers, which is about 14% of our total Tier 1 supplier base (we refer to the Tier 1 suppliers of such private-brand merchandise, both in respect of 2016 and generally as "Suppliers"). The responses that we received from our Suppliers in respect of 2016

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indicated that only a small portion of these Suppliers supplied us with products that were in-scope for our Conflict Minerals Rule compliance. See "Product Information" below for additional information concerning our in-scope products.
We do not directly source 3TG from mines, smelters or refiners, and we believe that we are in most cases many levels removed from these market participants. However, through the efforts described in this Conflict Minerals Report, we seek to ensure that our sourcing practices are consistent with our responsible sourcing values.
Management Systems and Reporting
Our 3TG program includes the following established systems and controls. Our management systems are intended to conform to Step 1 of the OECD Guidance (as defined later in this Conflict Mineral Report).

a.
We have established a task force that is led by our General Counsel and includes senior staff under the General Counsel charged with managing our 3TG compliance strategy. The following functional areas are represented on the task force: Financial Reporting; Legal; Overseas Offices; Quality Assurance/Product Integrity; Risk Management; and Social Compliance. In addition, we include merchants and product development teams from all of our business divisions in the compliance process.

b.
We utilize specialist outside counsel to advise us in connection with our Conflict Minerals Rule compliance. In addition, we use a third-party information management service provider (the "Service Provider") to assist with our RCOI and due diligence, including to, on our behalf, (i) engage in supplier outreach and follow-up, (ii) validate supplier responses, (iii) identify risks based on smelter and refiner sourcing practices of suppliers and (iv) store records of due diligence processes, findings and resulting decisions on a computerized database. Some of the RCOI and due diligence activities described in this Conflict Minerals Report were performed on our behalf by the Service Provider.

c.
We use the Conflict Minerals Reporting Template (the "CMRT") developed by the Conflict-Free Sourcing Initiative (the “CFSI”) to determine the Suppliers that include 3TG in our private-label products and to identify smelters and refiners in our supply chain. Each year, we request that Suppliers complete the CMRT version recommended by the CFSI for that year.

d.
We have adopted both a corporate and vendor Conflict Minerals Policy. We communicate the applicable policy to impacted company personnel and to our Suppliers and have implemented procedures to ensure that new suppliers receive and review the vendor Conflict Minerals Policy. We have posted the corporate Conflict Minerals Policy on our corporate Internet website, at http://macysinc.com/social-responsibility/conflict-minerals-policy. We do not seek to embargo the sourcing of 3TG from the DRC region.

e.
We required Suppliers to source metal trim components from a conflict free nominated trim supplier list. The trim program covers all zippers, all children’s press fasteners, and all other metal trim components for apparel, accessories, footwear, home textiles, and plush toys.

f.
Our private brand purchase order terms and conditions and certain testing and vendor standards manuals include a provision requiring Suppliers to acknowledge, accept and agree that all products supplied to us will be free of any 3TG sourced from mines, smelters or refiners that finance or benefit armed groups in a Covered Country.

g.
We encourage participation in the multi-stakeholder initiatives relating to 3TG traceability and compliance of the following organizations, all of which we are members of: the CFSI, American Apparel and Footwear Association; the National Retail Federation; and the United States Fashion Industry Association.

h.	We participate in the CFSI’s plenary and due diligence practices team.

i.
We maintain business records relating to 3TG due diligence, including records of our due diligence processes, findings and resulting decisions, for at least five years. We also have instructed the Service Provider to maintain our records in its possession for at least five years.

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j.
We have a mechanism at www.macysinc.com/contact-us that enables internal and external stakeholders to provide comments or questions, or register grievances, to us on various subjects, including with respect to the sourcing of 3TG contained in our products. The foregoing serves as our grievance mechanism.

Step 5 of the OECD Guidance contemplates public reporting on supply chain due diligence. We take the following steps in respect of Step 5 of the OECD Guidance:

a.	We publish a Report on Social Responsibility, which we make publicly available on our website that discusses our position on 3TG sourcing.

b.	We file a Form SD and Conflict Minerals Report with the Securities and Exchange Commission, which we make publicly available on our website.
Reasonable Country of Origin Inquiry Information
As required by the Conflict Minerals Rule, for 2016, we conducted a "reasonable country of origin inquiry" ("RCOI"). We designed our RCOI in good faith to determine the origin of 3TG that are necessary to the functionality or production of products that we contract to manufacture. Our RCOI utilized the management systems described above.
Our outreach for 2016 included 625 Suppliers of our private-brand merchandise. We received a response from 87% of the Suppliers surveyed, representing 98% of our business volume from surveyed Suppliers. The Suppliers identified 87 smelters and refiners that may be in our supply chain. Based on our RCOI, we concluded that 63 of these smelters and refiners sourced entirely from outside of the Covered Countries, including from recycled or scrap sources. Our conclusions concerning mineral origin are based on information from CFSI member data.
For our 2016 RCOI, we utilized the following processes. See “Due Diligence Program Execution” for additional information concerning the processes and procedures followed by the Service Provider on our behalf.

a.
The Service Provider requested that the Suppliers complete a CMRT. Following the initial introduction to the 3TG compliance program and the CMRT information request, the Service Provider sent reminder emails to each non-responsive Supplier requesting completion of the CMRT. The Service Provider contacted by phone the Suppliers who remained non-responsive to the email reminders. When needed, the Service Provider obtained assistance from our personnel in reaching out to non-responsive Suppliers.

b.
The Service Provider, in conjunction with our personnel, reviewed the completed responses received from Suppliers. The Service Provider reviewed the responses for plausibility, consistency and gaps as described in its procedures.

c.
If a Supplier was unable to provide information concerning the processors of 3TG in its supply chain, the Service Provider requested information on the Supplier's suppliers of products or components that may have required 3TG for their functionality or production (the "Tier 2 suppliers"). The Tier 2 suppliers, and subsequent tiers of suppliers as identified to the Service Provider, were contacted by the Service Provider and asked to complete a CMRT. The Service Provider sent reminder emails to each non-responsive Tier 2 suppliers and subsequent tiers of identified suppliers requesting completion of the CMRT. The Service Provider contacted by phone those suppliers who remained non-responsive to the email reminders.

d.	If a Supplier indicated that there is no 3TG content in the products that it supplied to us, a senior executive of the Supplier was requested to certify to that determination.

e.
To the extent that a completed response identified a smelter or refiner, the Service Provider reviewed this information against the list of “compliant” (which we also sometimes refer to herein as “certified” or “conflict-free”), “active” and the equivalent smelters and refiners published in connection with the CFSI's

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Conflict-Free Smelter Program ("CFSP"), the London Bullion Market Association's ("LBMA") Good Delivery List and the Responsible Jewellery Council's ("RJC") Chain-of-Custody Certification.
Pursuant to the Conflict Minerals Rule, based on the results of our RCOI, we conducted due diligence for 2016. These due diligence efforts are discussed below.
Due Diligence Program Design
We designed our due diligence measures relating to 3TG in general conformance with the criteria set forth in the Organisation for Economic Co-operation and Development's Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Third Edition) (the "OECD Guidance").
Due Diligence Program Execution
We undertook the following due diligence measures with respect to the source and chain of custody of the 3TG that are necessary to the functionality or production of products that we contracted to manufacture for 2016. These were not all of the measures that we took in furtherance of our 3TG compliance program or pursuant to the Conflict Minerals Rule and the OECD Guidance.

a.
The Service Provider reviewed the responses on the CMRTs received from Suppliers for plausibility, consistency and gaps as described in its procedures. It followed up by email or phone with Suppliers that submitted a response that triggered specified quality control flags. Under the Service Provider's procedures, responses that do not identify a smelter or refiner, responses that indicate a sourcing location without supporting information, and organizations that are identified as smelters or refiners but were not identified as such by the CFSI trigger follow-up with either the Supplier or the smelter or refiner.

b.
For those smelters and refiners identified by a Supplier that were not listed as compliant or the equivalent by the CFSI, LBMA or the RJC, the Service Provider attempted to contact the smelter or refiner to gain information about its sourcing practices and to determine the source and chain of custody of the 3TG it processed. Internet research also was performed by it to determine whether there were any outside sources of information regarding the smelter's or refiner's sourcing practices.

c.	Our 3TG task force reported the findings of its supply chain risk assessment to our General Counsel.

d.
In addition, to enhance the effectiveness of our compliance program and mitigate the risk that the necessary 3TG contained in our in-scope products directly or indirectly finance or benefit armed groups in a Covered Country, we have taken the actions below in connection with our 3TG program:

1.
We educated senior management at Macy’s, Bloomingdale’s, and Bluemercury, our merchants, our international general managers, our product development personnel and selected other internal personnel on the Conflict Minerals Rule and our compliance plan. We did so in writing, by telephone and through in-person meetings.

2.
We furnished the Suppliers with written communications discussing the Conflict Minerals Rule, the OECD Guidance and our compliance requirements. In addition, we made available to the Suppliers free access to the multi-industry Conflict Minerals Resource Center site sponsored by seven industry associations and two service providers that provides, among other things, information and web-based training for suppliers with respect to the Conflict Minerals Rule and compliance requirements. The training was intended to help ensure the quality and completeness of the CMRTs received from the Suppliers.

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3.
The Service Provider requested from each new Supplier that is not covered by our nominated trim supplier program a copy of that Supplier’s Conflict Minerals policy. We also reached out to Suppliers that failed to respond to our policy request during 2015. Company personnel reviewed the Supplier policies and encouraged Suppliers with 3TG policies that did not include due diligence frameworks and management systems to review the training and educational materials available to them and revise their policies and processes to better facilitate traceability of their supply chains and conflict-free sourcing.

4.
The Service Provider requested an acknowledgment from each Supplier that it had reviewed our vendor Conflict Minerals Policy, understood its requirements and would comply with them. As of May 17, 2017, we received affirmative acknowledgment of our Conflict Minerals Policy from 92% of the Suppliers.

5.
We follow an escalation process for trim Suppliers not responsive to or in compliance with our nominated trim supplier program. Under our risk mitigation strategy, we take such other risk mitigation steps as we deem appropriate based on the findings of our supply chain risk assessment.

e.
We do not conduct audits of smelters and refiners due to our location in the supply chain. However, in connection with our due diligence, we utilize information made available by the CFSI, LBMA and RJC concerning independent third party audits of smelters and refiners. We also seek to meet Step 4 of the OECD Guidance through our membership in the CFSI, which operates the Conflict-Free Smelter Program. Through our support of and participation in the CFSI, we utilized information provided by the CFSI to its members to monitor smelter and refiner improvement, to exercise leverage over smelters and refiners to become certified and to assess smelter and refiner due diligence.

Product Information
Our in-scope products included:

1.	apparel, that includes functional metal hardware such as zippers and other functional trim;

2.	accessories, primarily consisting of handbags, shoes, belts and jewelry; and

3.	home goods, primarily consisting of cookware and kitchen gadgets.

4.	personal care products, primarily consisting of skincare and color cosmetics.
However, not all of our products in each of these categories contained 3TG or were otherwise in-scope for purposes of our compliance with the Conflict Minerals Rule.
For a broader discussion of our products, see our Annual Report on Form 10-K for the fiscal year ended January 28, 2017. The information contained in our Form 10-K is not incorporated by reference into this Conflict Minerals Report or our Form SD and should not be considered part of this Conflict Minerals Report or our Form SD.
Identified Smelters and Refiners; Country of Origin
The Suppliers identified to us 87 smelters and refiners that may have been used to supply the 3TG contained in our in-scope products.

•	79 of the identified smelters and refiners were listed as compliant by the CFSI.

•	1 of the identified smelters and refiners was listed as active by the CFSI.

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•
According to CFSI member data, 22 of the identified smelters and refiners may have sourced in part from mines located in a Covered Country. Each of these 22 smelters and refiners were listed as compliant by the CFSI.

The foregoing facilities are listed on Annex 1. Annex 1 also lists possible countries of origin of the 3TG processed by certain of the smelters and refiners. Due to our position in the supply chain, which we discuss earlier in this Conflict Minerals Report, we rely on our suppliers for accurate smelter and refiner information. Our due diligence measures cannot provide absolute certainty regarding the source and chain of custody of the necessary 3TG contained in our 2016 in-scope products.
The Suppliers generally reported smelter and refiner information at a company level (i.e., for all of their products, not just those that they sold to us). Therefore, we were unable to conclusively determine whether any of the identified smelters or refiners were actually in our supply chain. In addition, the smelters and refiners identified by the Suppliers may not include all of the smelters and refiners in our supply chain, since some Suppliers did not identify all or part of their smelters and refiners and because not all Suppliers responded to our inquiries. See the notes to the table in Annex 1 for additional information concerning the data presented in the table.
For 2016, we were unable to determine the origin of at least a portion of the necessary 3TG in each of our in-scope products. None of the necessary 3TG contained in the in-scope products were determined by us to directly or indirectly finance or benefit armed groups in a Covered Country. However, we did not conclude that any of our in-scope products were "DRC conflict free." The terms "adjoining country," "armed group" and "DRC conflict free" have the meanings contained in the Conflict Minerals Rule.
We endeavored to determine the mine or location of origin of the necessary 3TG contained in our in-scope products by requesting that the Suppliers provide us with a completed CMRT and through the other measures described in this Conflict Minerals Report. For the smelters and refiners that were identified by the Suppliers, to the extent that the origin of their 3TG was not known to the Service Provider, it attempted to contact the smelter or refiner and/or consulted publicly available information to attempt to determine the mine or location of origin of the 3TG processed by the smelter or refiner.
Future Risk Mitigation Efforts
We intend to take the following additional steps to improve our due diligence measures and mitigate the risk that the necessary 3TG in our in-scope products benefit armed groups:

1.	Continue to enhance our nominated trim supplier program, including through training of new merchants and Suppliers.

2.	Continue to require Suppliers not covered by our nominated trim supplier program to upload copies of their 3TG policies and require such Suppliers that do not have a 3TG policy to adopt one.

3.	Review Supplier 3TG policies for conformance to our requirements, including checking to see that their policies do not provide for an embargo of the DRC region.

4.	Monitor Supplier compliance with our nominated trim supplier program and determine steps to implement our escalation process for any Suppliers that are non-responsive or not in compliance.

5.
With the assistance of the Service Provider, conduct independent research on smelters and refiners that were reported to us that are not operational or may have been misidentified, and work directly with Suppliers to re-validate, improve and refine their reported information.

6.	Continue to engage with Suppliers that provided incomplete responses or that did not provide responses for 2016 to help ensure that they provide requested information for 2017.

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7.	Monitor and encourage the continuing development and progress of traceability measures at Suppliers that indicated for 2016 that the source of 3TG was unknown or undeterminable.

8.	Continue to participate in selected industry initiatives to identify smelters and refiners in the supply chain.

9.
Request that our Tier 1 Suppliers continue to encourage uncertified smelters and refiners identified in our due diligence process to participate in a program such as the CFSP to obtain a compliant designation.

All of the foregoing steps are in addition to the steps that we took in respect of 2016, which we intend to continue to take in respect of 2017 to the extent applicable.

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ANNEX 1

Capitalized terms used and not otherwise defined in this Annex have the meanings set forth in the Conflict Minerals Report of which this Annex is a part.

Smelters and Refiners

The following facilities may have been used to process the necessary 3TG in our in-scope products. Please see the notes that accompany the table for information concerning the data in the table.

Conflict Mineral	Smelter/Refiner	Smelter Country Location	Compliance Status
Gold	Advanced Chemical Company	United States of America	Compliant
Gold	Aida Chemical Industries Co., Ltd.	Japan	Compliant
Gold	Argor-Heraeus SA	Switzerland	Compliant
Gold	Asahi Pretec Corporation	Japan	Compliant
Gold	Asahi Refining Canada Limited	Canada	Compliant
Gold	Asahi Refining USA Inc.	United States of America	Compliant
Gold	Asaka Riken Co., Ltd.	Japan	Compliant
Gold	Aurubis AG	Germany	Compliant
Gold	Boliden AB	Sweden	Compliant
Gold	CCR Refinery - Glencore Canada Corporation	Canada	Compliant
Gold	Chimet S.p.A.	Italy	Compliant
Gold	Gold Refinery of Zijin Mining Group Co., Ltd	China	Compliant
Gold	Heraeus Metals Hong Kong Ltd	China	Compliant
Gold	Heraeus Precious Metals GmbH & Co. KG	Germany	Compliant
Gold	Ishifuku Metal Industry Co., Ltd.	Japan	Compliant
Gold	Istanbul Gold Refinery	Turkey	Compliant
Gold	Jiangxi Copper Company Limited	China	Compliant
Gold	LS-NIKKO Copper Inc.	South Korea	Compliant
Gold	Matsuda Sangyo Co., Ltd.	Japan	Compliant
Gold	Metalor Technologies (Hong Kong) Ltd.	China	Compliant
Gold	Metalor Technologies SA	Switzerland	Compliant
Gold	Metalor USA Refining Corporation	United States of America	Compliant
Gold	METALÚRGICA MET-MEX PEÑOLES, S.A. DE C.V	Mexico	Compliant
Gold	Mitsubishi Materials Corporation	Japan	Compliant
Gold	Nadir Metal Rafineri San. Ve Tic. A.Ş.	Turkey	Compliant
Gold	Nihon Material Co., Ltd.	Japan	Compliant
Gold	Ohura Precious Metal Industry Co., Ltd.	Japan	Compliant
Gold	PAMP S.A.	Switzerland	Compliant
Gold	Rand Refinery (Pty) Ltd.	South Africa	Compliant
Gold	Republic Metals Corporation	United States of America	Compliant
Gold	Royal Canadian Mint	Canada	Compliant
Gold	SEMPSA Joyería Platería SA	Spain	Compliant

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Gold	Shandong Zhaojin Gold & Silver Refinery Co., Ltd.	China	Compliant
Gold	Solar Applied Materials Technology Corp.	Taiwan	Compliant
Gold	Sumitomo Metal Mining Co., Ltd.	Japan	Compliant
Gold	Tanaka Kikinzoku Kogyo K.K.	Japan	Compliant
Gold	The Refinery of Shandong Gold Mining Co., Ltd.	China	Compliant
Gold	Umicore Brasil Ltda.	Brazil	Compliant
Gold	Umicore SA Business Unit Precious Metals Refining	Belgium	Compliant
Gold	United Precious Metal Refining, Inc.	United States of America	Compliant
Gold	Valcambi SA	Switzerland	Compliant
Gold	Western Australian Mint trading as The Perth Mint	Australia	Compliant
Gold	Zhongyuan Gold Smelter of Zhongjin Gold Corporation	China	Compliant
Gold	Elemetal Refining, LLC	United States of America	Known
Gold	Guangdong Jinding Gold Limited	China	Known
Gold	Kaloti Precious Metals	Kazakhstan	Known
Gold	Luoyang Zijin Yinhui Gold Refinery Co., Ltd.	China	Known
Gold	So Accurate Group, Inc.	United States of America	Known
Tin	Alpha	United States of America	Compliant
Tin	China Tin Group Co., Ltd.	China	Compliant
Tin	Cooperativa Metalurgica de Rondônia Ltda.	Brazil	Compliant
Tin	CV United Smelting	Indonesia	Compliant
Tin	Dowa	Japan	Compliant
Tin	EM Vinto	Bolivia	Compliant
Tin	Fenix Metals	Poland	Compliant
Tin	Gejiu Non-Ferrous Metal Processing Co., Ltd.	China	Compliant
Tin	Magnu's Minerais Metais e Ligas Ltda.	Brazil	Compliant
Tin	Malaysia Smelting Corporation (MSC)	Maylasia	Compliant
Tin	Melt Metais e Ligas S.A.	Brazil	Compliant
Tin	Metallo Belgium N.V.	Belgium	Compliant
Tin	Mineração Taboca S.A.	Brazil	Compliant
Tin	Minsur	Peru	Compliant
Tin	Mitsubishi Materials Corporation	Japan	Compliant
Tin	Operaciones Metalurgical S.A.	Bolivia	Compliant
Tin	PT Artha Cipta Langgeng	Indonesia	Compliant
Tin	PT ATD Makmur Mandiri Jaya	Indonesia	Compliant
Tin	PT Bangka Tin Industry	Indonesia	Compliant
Tin	PT Belitung Industri Sejahtera	Indonesia	Compliant
Tin	PT Bukit Timah	Indonesia	Compliant
Tin	PT DS Jaya Abadi	Indonesia	Compliant
Tin	PT Eunindo Usaha Mandiri	Indonesia	Compliant
Tin	PT Inti Stania Prima	Indonesia	Compliant
Tin	PT Mitra Stania Prima	Indonesia	Compliant
Tin	PT Panca Mega Persada	Indonesia	Compliant
Tin	PT Prima Timah Utama	Indonesia	Compliant
Tin	PT Refined Bangka Tin	Indonesia	Compliant

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Tin	PT Sariwiguna Binasentosa	Indonesia	Compliant
Tin	PT Stanindo Inti Perkasa	Indonesia	Compliant
Tin	PT Timah (Persero) Tbk Kundur	Indonesia	Compliant
Tin	PT Timah (Persero) Tbk Mentok	Indonesia	Compliant
Tin	PT Tinindo Inter Nusa	Indonesia	Compliant
Tin	Thaisarco	Thailand	Compliant
Tin	White Solder Metalurgia e Mineração Ltda.	Brazil	Compliant
Tin	Yunnan Tin Group (Holding) Company Limited	China	Compliant
Tin	Yunnan Chengfeng Non-ferrous Metals Co.,Ltd.	China	Active
Tin	CNMC (Guangxi) PGMA Co. Ltd.	China	Known
Tin	Gejiu Zili Mining And Metallurgy Co., Ltd.	China	Known

We note the following in connection with the information contained in the foregoing table:

a.	The table only includes entities that were listed as smelters or refiners by the CFSI, the LBMA or the RJC.

b.
Smelter and refiner status information in the table is as of May 8, 2017 and is based solely on information made publicly available by the CFSI, LBMA or the RJC, without independent verification by us.

c.
"Compliant" means that a smelter or refiner is listed as compliant with the CFSP's assessment protocols, including through mutual recognition, and those listed as "Re-audit in process" by the CFSI. Included smelters and refiners were not necessarily Compliant for all or part of 2016 and may not continue to be Compliant for any future period. We do not have information on the origin of the Conflict Minerals processed by any of the Compliant smelters and refiners prior to their respective compliance dates.

d.
“Active” means that the smelter or refiner is listed by the CFSI as having submitted a signed Agreement for the Exchange of Confidential Information and Auditee Agreement contracts to the CFSP or, according to information published by the CFSI, the smelter has agreed to complete a CFSP validation audit within two years of membership issuance by the Tungsten Industry – Conflict Minerals Council.

e.	"Known" means that a smelter or refiner is listed on the CFSI CMRT Smelter Reference List, but is not listed as "Compliant" or “Active”.

f.
“Smelter Country Location” is the country in which the smelter or refiner is located. Country location is based solely on information made publicly available by the CFSI, without independent verification by us.

Country of Origin
The countries of origin of the 3TG processed by the Compliant smelters and refiners listed above may have included countries in each of the categories listed below. The listed countries of origin are derived from information made available by the CFSI to its members. Except for the DRC, the CFSI does not indicate individual countries of origin of the 3TG processed by Compliant smelters and refiners. Instead, the CFSI indicates country of origin by category. In addition, for some of the listed Compliant smelters and refiners, origin information is not disclosed. The countries below are sorted by risk level.
L1 – Countries that are not identified as conflict regions or plausible areas of smuggling or export from the Covered Countries: Australia, Bolivia, Brazil, Burkina Faso, Chile, China, Colombia, Ecuador, Eritrea, Ghana, Guatemala, Guinea, Guyana, Honduras, Indonesia, Laos, Malaysia, Mali, Mongolia, Myanmar, Nicaragua, Nigeria, Panama, Peru, Portugal, Russia, Senegal, Thailand, Togo, United States of America, Vietnam.
L2 – Countries that are known or plausible countries for smuggling, export out of region or transit of materials containing 3TG: South Africa.

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L3 – Burundi, Rwanda and Uganda.
DRC – The Democratic Republic of the Congo.
In addition, some of the Compliant smelters and refiners may have processed 3TG originating in whole or in part from recycled or scrap sources.
For 2016, we were not able to determine the country of origin of the 3TG processed by any of the smelters or refiners listed as “Active” or “Known.”

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